UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          New Pacific Ventures, Inc.
                ..............................................
                (Name of Small Business Issuer in its charter)

       Colorado                                             74-0877018
...........................                            ........................
(State or other jurisdiction                           (IRS Employer
of incorporation or organization)                      Identification Number)


Suite 603-1500 Ostler Court
North Vancouver, British Columbia, Canada                     V7G 2S2
...........................................            ........................
(Address of principal executive offices)


Registrant's Telephone Number:  (604) 762-5652

Securities to be registered pursuant to section 12 (b) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered:

           [NONE]                                          [NONE]

Securities to be registered pursuant to section 12 (g) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered:

        Common stock
        par value $0.001

                              TABLE OF CONTENTS
                                                                            PAGE
                                    PART I
                                    ______

ITEM 1.  DESCRIPTION OF BUSINESS..............................................3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS...........6
ITEM 3.  PROPERTIES...........................................................6
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......6
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.........7
ITEM 6.  EXECUTIVE COMPENSATION...............................................8
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................8
ITEM 8.  DESCRIPTION OF SECURITIES............................................8

                                    PART II
                                    _______

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND OTHER SHAREHOLDER MATTERS.....................................10
ITEM 2.  LEGAL PROCEEDINGS...................................................10
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................10
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................10
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................11

                                    PART F/S
                                    ________

FINANCIAL STATEMENTS.........................................................12

         Audited balance sheets at October 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the period ended October 31, 2002, 2001 and the period May 22, 2001 (Date of Inception) to October 31, 2002

                                    PART III
                                    _______

ITEM 1.  INDEX TO EXHIBITS...................................................12
ITEM 2.  DESCRIPTION OF EXHIBITS.............................................12

                          FORWARD LOOKING STATEMENTS

New Pacific Ventures, Inc. ("New Pacific" or the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of the Company. For this purpose, any statement contained in the Registration Statement that are not statements of historical fact, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.

                                    PART I
                                    ______

ITEM 1.	DESCRIPTION OF BUSINESS

Business
________

(a)   Business Development

New Pacific Ventures, Inc. ("New Pacific" or the "Company") was organized as a Colorado Corporation on May 22, 2001, to explore for and, if possible, develop mineral properties primarily in the Province of British Columbia, Canada, and other parts of Canada.

(b)   Business of the Company

The Company was organized for the purpose of engaging in the acquisition, exploration and development of mineral properties, primarily in the Province of British Columbia, Canada. The Company currently has working capital of approximately $2,700 at October 31, 2002. The Company intends to raise additional funds from public financing or private placements during the next twelve (12) month period in order to complete exploration and development on its properties, make option payments, and to generally meet its future corporate obligations. There can be no assurance that the Company will obtain such additional financing on a timely basis.

The Company has an option to acquire an interest in the property described herein, under the heading "Option Agreement". The Company intends to carry out exploration work on the mineral claims known as Riley Claims, located in the Clinton Mining Division, British Columbia, in order to ascertain whether the Property possesses commercially developable quantities of gold and other precious minerals.

Mineral Property Option Agreement

On September 23, 2002, New Pacific acquired an option to purchase mineral claims known as "Riley Claims" comprising of six (6) mineral claims located in the Clinton Mining Division, British Columbia. The claims have an expiration date of June 6, 2003.

The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

The terms of the purchase to vest 100% in the claims includes total payments of CDN$30,000 and completing work commitments totaling CDN$30,000 on the claims on the dates in the following outline. The property is subject to a royalty of 2% of the net smelter returns with a right to acquire the rights to the royalty after the start of commercial production for $1,000,000.

Purchase price;

	CDN$5,000 upon execution of the agreement
	CDN$5,000 by June 6, 2004
	CDN$10,000 by June 6, 2005
	CDN$10,000 by June 6, 2006

Work commitments;

	CDN$2,500 in work by June 6, 2003
	CDN$5,000 in work by June 6, 2004
	CDN$10,000 in work by June 6, 2005
	CDN$12,500 in work by June 6, 2006

Commencing on June 6, 2007 and on the anniversary thereof each year until the property is placed in commercial production, New Pacific shall pay the sum of CDN$10,000 in cash, or the equivalent value in free-trading common shares of the Company, as an advance against the royalty to be paid on commercial production that takes place. All advance royalties so paid by New Pacific shall be recoverable by New Pacific, together with interest at a ratio equal to prime rate plus 2%, from 90% of the royalty payable on the commercial production from the property.

(c)   Reports to security holders

The Company will send an annual report, together with audited Financial Statements of the Company to security holders.

The Company does not presently file reports with the Securities and Exchange Commission.

Any member of the public may read and copy any materials the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                 RISK FACTORS
                                 ____________

1. EXPLORATION STAGE. The Company is in the Exploration Stage and is engaged in the search for mineral deposits (reserves) which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. The Company's prospects, given the nature of its business, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

2. COMPETITION and MARKETING in the MINING INDUSTRY. The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of the same. Numerous factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

3. TITLE MATTERS. The Company has obtained industry standard title opinions with respect to its mineral properties, which can not be construed as a guarantee of title. The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

4. COMPLIANCE WITH GOVERNMENT REGULATION. The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the Province of British Columbia, specifically. The future operations of the Company may require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.

All phases of the Company's operations are subject to environmental regulation in the jurisdiction in which it operates. There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on the Company's operations.

The Company's Property may in the future, be the subject of aboriginal peoples' land claims. The legal basis of land claim is a matter of considerable legal complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities.

5. EXPLORATION and DEVELOPMENT EXPENDITURES. As of the date of this Registration Statement, New Pacific has not expended any capital towards the exploration and development of any mineral properties.

6. EMPLOYEES. New Pacific has no paid or full-time employees. The Company conducts its business through agreements with consultants and arms-length third parties. None of the directors or officers are paid a salary for acting as a director or officer. The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis. The Company estimates that each director will devote a minimum of five (5) hours of their time per month to the affairs of the Company.

7. PATENTS and TRADEMARKS. The Company does not own, either legally or beneficially, any patent or trademark.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties and does not have a source of revenue at this time.

(a)   Plan of Operation.

As at the financial period ended October 31, 2002, New Pacific incurred a net loss of $6,300 and as at that date, New Pacific's current assets exceeded its current liabilities by $2,700.

For the next 12 months, management of New Pacific plans to satisfy its cash requirements by raising additional capital by way of private placements and/or a public offering, to satisfy working capital needs and in order to proceed with the necessary exploration on the Property.

The Company does not expect any significant changes in the number of its employees within the next 12 months.

(b) Management Discussion and Analysis of Financial Condition and Results of Operations.

(1) Full Fiscal Year ended October 31, 2002.

From the date of the incorporation of May 22, 2001, New Pacific raised $9,000.00 through the issuance of 9,000,000 common shares, as follows: On November 1, 2001, the Company issued 9,000,000 shares of its $.001 par value common stock, at a price of $.001 per share, by virtue of Section 4(2) of the Securities Act of 1933, as amended.

Administrative and property exploration and maintenance costs were $6,300.

ITEM 3.   DESCRIPTION OF PROPERTIES

The Company has an option to acquire a 100% interest in the Property, as described in detail in Item 1 of this Registration Statement under the section under the "Mineral Property Option Agreement".

The Company does not own or lease any property other than:

1. Its option to acquire an interest in the Riley Claims; and

2. The renting or leasing of office space for the Company's corporate headquarters in Vancouver, B.C., Canada. The Company presently leases its office space for CDN$500.00 per month from an unrelated party.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:

Title of Class       Name and Address of     Amount of Beneficial   Percentage
                    Beneficial Owner (1)         Ownership (2)        of Class


Common Stock        Brent Petterson             1,000,000             11.11%
                    603-1500 Ostler Court
                    North Vancouver, B.C.
                    Canada, V9G 2S2

Common Stock        Roy Brown                   1,000,000             11.11%
                    #3-15133-29A Avenue
                    Surrey, B.C.
                    Canada V4P 3G4

Common Stock        Gerry Jardine               1,000,000             11.11%
                    15311 Victoria Avenue
                    White Rock, B.C.
                    Canada V4B 1G9

Common Stock        Total Officers, Directors
                    and owners of 5% or more
                    of New Pacific's common
                    stock as a group:           3,000,000             33.33%


[1]   No security holder listed above owns any warrants, options or rights.

[2]   Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

Name                     Age                Office

Gerry Jardine*           51              President/CEO/Director
Brent Petterson*         41              Secretary-Treasurer/Director
Roy Brown*               57              Director

* These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Executive Officers and Directors

GERRY JARDINE. Mr. Jardine has been President/CEO and a director of New Pacific since its inception. Mr. Jardine from 1999 to the present has been the Secretary/Treasurer, Director of Prefco Enterprises Inc., a public Canadian construction/development company. From 1989 to the present, Mr. Jardine has been President/CEO and a director of Truax Venture Corporation, a Canadian public exploration company. Additionally, from 1996 to the present, Mr. Jardine has been the President of Amcan Fiscla Consultants Inc., a private consulting company. From 1986 to 1997, Mr. Jardine was the

President/CEO, director of PowerTech Industries Inc., a Canadian public company involved in the manufacture and sales of HVAC equipment.

BRENT PETTERSON. Mr. Petterson has been the Secretary/Treasurer and a director of New Pacific since its inception. Mr. Petterson obtained his Certified General Accountant designation in 1989 and has 15 years of public practice accounting experience as well as three (3) years of property management experience. Mr. Petterson is the president of Hiatt Management Ltd., a real estate investment company since 1996, and Acony Belle Management Ltd., a financial consulting company since 2001.

ROY BROWN. Mr. Brown has been a director of New Pacific since its inception. From 1991 to the present, Mr. Brown has been the president of Roymor Market Services Inc., a private company, in the business of assisting private and public companies in identifying sources of capital. From 1968 to 1991, Mr. Brown was the President of R & B Management Inc., a company engaged in the managing and marketing of Canadian companies.

Promoters

The Company does not have any promoters other than the directors or officers of the Company.

Control Persons

Other than the directors or officers of the Company, which are considered control persons of the Company, there are no persons holding greater than 20% of the issued and outstanding shares of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The Company as of the fiscal year ended October 31, 2002, did not compensate any of its Officers or Directors for their services. However, the Company may, during the course of the current year, decide to compensate its Officers for their services and to compensate its Directors for serving on the Company's Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TANSACTIONS

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
____________

The authorized capital of the Company is One Hundred Million (100,000,000) common shares with a par value of $0.001 per share. There are currently 9,000,000 common shares issued and outstanding.

Each shareholder of record shall have one vote for each share of common stock standing in his or her name on the books of the corporation and entitled to vote, except that in the election of directors he or she shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

No shareholder of the corporation shall have any preemptive or similar right to acquire any additional unissued or treasure shares of stock, or for other securities of any class, or for right, warrants, options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of Colorado.

Preferred Stock
_______________

The Company is authorized to issue 25,000,000 shares of Preferred Stock, with a par value of $0.001 per share, of which no shares have been issued or are outstanding or subscribed for as of the date of this Registration Statement.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder
approval.   The issuance of Preferred Stock may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends
_________

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Warrants
________

The Company does not have any warrants to purchase securities of the Company outstanding.

Options
_______

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent
______________

The Nevada Agency and Trust Company, located at 50 West Liberty, Suite 880, Reno, Nevada 89501, is the transfer agent for the Company's Common Stock.

                                   PART II
                                   _______


ITEM 1. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on NASD's OTC Bulletin Board or NASD's BBX Exchange, upon effectiveness of this registration statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 9,000,000 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and the Company has not agreed to register any shares of Common Stock under the Securities Act of 1933, as amended, for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Holders - As of the date of this registration statement, there were approximately thirty-three (33) holders of record of the Company's Common Stock.

Dividends - The Company has not declared any cash dividends since inception.

ITEM 2.  LEGAL PROCEEDINGS

There are no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject of.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants since its inception on May 22, 2001.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

From May 22, 2001 through November 1, 2001, the Company issued 9,000,000 shares of its $.001 par value Common Stock to thirty-three (33) individuals at an average price of $.001 per share. The sales were made to the Company's officers, directors and to a major extent, to friends and business associates of the Company's officers and directors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. All of the shareholders are accredited investors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company provide the following provisions:

THIRD PARTY ACTIONS. The corporation shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

DERIVATIVE ACTIONS. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

EXTENT OF INDEMNIFICATION. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding relating to Third Party Actions or Derivative Actions, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys'fees) actually and reasonably incurred by him in connection therewith.

DETERMINATION. Any indemnification relating to Third Party Actions or Derivative Actions (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct as set forth under Third Party Actions or Derivative Actions. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suitor proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

PAYMENT IN ADVANCE. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as stated under Determination, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized by this Indemnification Clause.

INSURANCE. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability hereunder or otherwise.

Other coverage. The indemnification provided by this Indemnification Clause shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors, the Colorado Corporation Code, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                   PART F/S
                                   ________

FINANCIAL STATEMENTS

                          NEW PACIFIC VENTURES, INC.
                        FINANCIAL STATEMENTS AND REPORT
                  OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Attached hereto, commencing on Page F-1 is the Audited balance sheets at October 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the period ended October 31, 2002, 2001 and the period May 22, 2001 (Date of Inception) to October 31, 2002

                                   PART III
                                   _______

ITEM 1.  INDEX TO EXHIBITS

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.                Description of Document
-----------                -----------------------

3(i)           Articles of Incorporation of New Pacific Ventures, Incorporated.

3(ii)          Bylaws of New Pacific Ventures, Incorporated.

4.0            Specimen form of Registrant's common stock.

10.1           Mineral Property Option Agreement dated September 23, 2002.


ITEM 2.  DESCRIPTION OF EXHIBITS

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 New Pacific Ventures, Inc.

Date:  February 26, 2003                         /s/Gerry Jardine
                                                 ------------------
                                                 by: Gerry Jardine
                                                     President/CEO

                          NEW PACIFIC VENTURES, INC.

                        FINANCIAL STATEMENTS AND REPORT

                  OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                               October 31, 2002


                               Table of Contents

                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants                         F-1

Balance Sheet for the year ended October 31, 2002						F-2

Statements of Operations for the year ended October 31, 2002 and the Period May 22, 2001 to October 31, 2001 and the
  Period May 22, 2001 (Date of Inception) to October 31, 2002              F-3

Statement of Changes in Stockholders' Equity for the Period May
  22, 2001 (Date of Inception) to October 31, 2002                         F-4

Statement of Cash Flows for the year ended October 31, 2002 and the Period May 22, 2001 to October 31, 2001 and the Period
  May 22, 2001 (Date of Inception) to October 31, 2002                     F-5

Notes to Financial Statements                                              F-6

ANDERSEN ANDERSEN & STRONG, L.C.                941 East 3300 South, Suite 202
Certified Public Accountants and                    Salt Lake City, Utah 84106
Business Consultants                                    Telephone 801 486-0096
Member SEC Practice Section of the AICPA                      Fax 801 486-0098


Board of Directors
New Pacific Ventures, Inc.
Vancouver B. C. Canada


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of New Pacific Ventures, Inc. (exploration stage company) at October 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year ended October 31, 2002 and the period May 22, 2001 to October 31, 2001 and the period May
22, 2001 (date of inception) to October 31, 2002,   These financial statements
are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Pacific Ventures Inc. at October 31, 2002 and the results of operations, and cash flows for the year ended October 31, 2002 and the period May 22, 2001 to October 31, 2001 and the period May 22, 2001 (date of inception) to October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                        s/Andersen Andersen & Strong LC
January 16, 2003

                          NEW PACIFIC VENTURES, INC.
                         (Exploration Stage Company)
                                BALANCE SHEET
                              October 31, 2002
_______________________________________________________________________________

ASSETS

CURRENT ASSETS

    Cash                                                        $  5,700
                                                                ________

    Total Current Assets                                        $  5,700
                                                                ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

    Accounts payable                                            $  3,000
                                                                ________

      Total Current Liabilities                                    3,000
                                                                ________

STOCKHOLDERS' EQUITY

    Preferred stock
      25,000,000 shares authorized at $0.001 par value;
      none outstanding                                               -
    Common stock
      100,000,000 shares authorized, at $0.001 par value;
      9,000,000 shares issued and outstanding                      9,000

    Deficit accumulated during the exploration stage              (6,300)
                                                                ________

       Total Stockholders' Equity                                  2,700
                                                                ________

                                                                $  5,700
                                                                ========

  The accompanying notes are an integral part of these financial statements.

                          NEW PACIFIC VENTURES, INC.
                         (Exploration Stage Company)
                           STATEMENT OF OPERATIONS
             For the Year Ended October 31, 2002 and the Period
               May 22, 2001 to October 31, 2001 and the Period
            May 22, 2001 (date of inception) to October 31, 2002
=======================================================================================================

                                                                Oct 31,      Oct 31,     May 22, 2001
                                                                 2002         2001      to Oct 31, 2002
                                                                _______      _______    _______________

REVENUES                                                        $     13     $    -         $     13

EXPENSES                                                           6,313          -            6,313
                                                                ________     ________        _______

NET LOSS                                                        $ (6,300)    $    -         $ (6,300)
                                                                ========     =========      =========

NET LOSS PER COMMON SHARE

    Basic                                                       $    -       $    -
                                                                ________     _________

AVERAGE OUTSTANDING SHARES

    Basic (stated in 1,000's)                                      9,000        9,000
                                                               _________     _________


  The accompanying notes are an integral part of these financial statements.


                           NEW PACIFIC VENTURES, INC.
                          (Exploration Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Period May 22, 2001 (Date of Inception)
                             to October 31, 2002
======================================================================================================

                                                                           Capital in
                                                       Common Stock        Excess of       Accumulated
                                                   Shares       Amount     Par Value         Deficit
                                                   ______      _______     __________      ___________

Balance May 22, 2001                                    -      $     -      $     -        $       -
Issuance of common stock for cash
     at $0.001-November 1, 2001                 9,000,000        9,000            -                -

Net operating loss for the period
   May 22, 2001 to October 31, 2001                     -            -              -              -
                                                _________      _______      ________       _________

Net operating loss for the year ended
   October 31, 2002                                     -            -              -         (6,300)
                                                _________      _______      _________      __________

Balance October 31, 2002                        9,000,000      $ 9,000      $       -      $  (6,300)
                                                =========      =======      =========      ==========


  The accompanying notes are an integral part of these financial statements


                          NEW PACIFIC VENTURES, INC.
                         (Exploration Stage Company)
                           STATEMENT OF CASH FLOWS
             For the Year Ended October 31, 2002 and the Period
              May 22, 2001 to October 31, 2001 and the Period
            May 22, 2001 (date of inception) to October 31, 2002
______________________________________________________________________________

                                                                Oct 31,      Oct 31,     May 22, 2001
                                                                 2002         2001      to Oct 31, 2002
                                                                _______      _______    _______________
CASH FLOWS FROM
    OPERATING ACTIVITIES

    Net loss                                                    $ (6,300)    $       -      $   (6,300)

    Adjustments to reconcile net loss to
       net cash provided by operating
       activities

         Changes in accounts payable                               3,000             -           3,000
                                                                ________     _________      __________

    Net Cash Used in Operations                                   (3,300)            -          (3,300)
                                                                ________     _________      __________

CASH FLOWS FROM INVESTING ACTIVITIES                                   -             -               -
                                                                ________     _________      __________


CASH FLOWS FROM FINANCING ACTIVITIES

       Proceeds from issuance of common stock                      9,000             -           9,000
                                                                ________     _________      __________

    Net Change in Cash                                             5,700             -           5,700

    Cash at Beginning of Period                                        -             -               -
                                                                ________     _________      __________

    Cash at End of Period                                       $  5,700     $       -      $    5,700
                                                                ========     =========      ==========




  The accompanying notes are an integral part of these financial statements.

                         NEW  PACIFIC  VENTURES, INC.
                         (EXPLORATION STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS


1.  ORGANIZATION

The Company was incorporated under the laws of the State of Colorado on May 22, 2001 with authorized common stock of 100,000,000 shares at $.001 par value and 25,000,000 shares of preferred stock with a par value of $.001. No shares of the preferred have been issued and the terms have not been determined.

The Company was organized for the purpose of acquiring and developing mineral properties. At the report date an option to purchase mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage.

Since its inception the company has completed a private placement offerings of 9,000,000 shares of its common capital stock for $9,000.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Accounting Methods
__________________

The Company recognizes income and expenses based on the accrual method of accounting.


Dividend Policy
_______________

The Company has not yet adopted a policy regarding payment of dividends.


Income Taxes
____________

On October 31, 2002, the Company had a net operating loss available for carry forward of $6,300. The tax benefit of approximately $1,890 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations.

The loss carryforward will expire in the year 2023.


Basic and Diluted Net Income (Loss) Per Share
_____________________________________________

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then the diluted income (loss) per shares is not shown.

                    NEW  PACIFIC  VENTURES, INC.
                   ( EXPLORATION  STAGE COMPANY )
              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
===============================================================================
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Environmental Requirements
__________________________

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.


Capitalization of Mining Claim Costs
____________________________________
Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment will be capitalized and depreciated over their useful lives.


Financial Instruments
_____________________

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.


Estimates and Assumptions
_________________________

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.


Recent Accounting Pronouncements
________________________________

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.


3.  MINERAL CLAIMS

On September 23, 2002, the Company acquired an option to purchase mineral claims known as "Riley Claims" located in the Clinton Mining Division, British Columbia. The claims have an expiration date of June 6, 2003.

The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

                           NEW PACIFIC VENTURES, INC.
                          (EXPLORATION STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
===============================================================================

3.  MINERAL CLAIMS - continued

The terms of the purchase to vest 100% in the claims includes total payments of CDN$30,000 and completing work commitments totaling CDN$30,000 on the claims on the dates in the following outline. The property is subject to a royalty of 2% of the net smelter returns with a right to acquire the rights to the royalty after start of commercial production for $1,000,000.

Purchase price;

CDN$5,000 upon execution of the agreement - paid
CDN$5,000 by June 6, 2004
CDN$10,000 by June 6, 2005
CDN$10,000 by June 6, 2006

Work commitments;

CDN$2,500 in work by June 6, 2003
CDN$5,000 in work by June 6, 2004
CDN$10,000 in work by June 6, 2005
CDN$12,500 in work by June 6, 2006

Commencing on June 6, 2007 and on the anniversary thereof each year until the property is placed in commercial production, the Company shall pay the sum of CDN$10,000 in cash, or the equivalent value in free-trading common shares of the Company, as an advance against the royalty to be paid on commercial production occurring. All advance royalties paid by the Company shall be recovered by the Company together with interest at a rate equal to prime rate plus 2%, from 90% of the royalties payable on the commercial production occurring from the property.


4.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officer-director's, and their controlled entities, have acquired 33% of the outstanding common stock.

5.  GOING CONCERN

The Company will need additional working capital to service its debt and for its planned activity and continuation of the Company as a going concern is dependent on obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, long term financing, and payment of Company expenses by its officer's, which will enable the Company to operate for the coming year.

EXHIBIT 3(i)

                          ARTICLES OF INCORPORATION
                                    OF
                             New Pacific, Inc.


    The undersigned natural person, more than eighteen years of age, hereby establishes a corporation pursuant to the statutes of Colorado and adopts the following Articles of Incorporation:

    FIRST:  The name of the corporation is:


                           New Pacific Ventures, Inc.
Principal office           555 E. 10th Ave., #101
                           Denver, Colorado 80203

    SECOND:     The corporation shall have perpetual existence.

    THIRD:      (a) The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Colorado.

                (b) In furtherance of the foregoing purpose, the corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under the laws of the State of Colorado. In addition, it may do everything, necessary, suitable or proper for the accomplishment of' any of its corporation purposes.

    FOURTH:     (a) The aggregate number of shares which the corporation shall have authority to issue is One Hundred Million (100,000,000) shares of common stock, $.001 par value, and Twenty-five Million (25,000,000) shares of preferred stock, $.001 par value. These preferred shares may be issued in one or more series at the discretion of the Board of Directors.

                (b) Each shareholder of record shall have one vote for each share of common stock standing in his or her name on the books of the corporation and entitled to vote, except that in the election of directors he or she shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

                (c) No shareholder of the corporation shall have any preemptive or similar right to acquire any additional unissued or treasure shares of stock, or for other securities of any class, or for right, warrants, options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

                (d) The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of Colorado.

    FIFTH: The Board of Directors shall be composed of not less than two nor more than nine directors. The initial Board of Directors of the corporation who shall serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are as follows:

        NAMES                         ADDRESS

        Gerry Jardine                 15311 Victoria Ave.
        Director                      White Rock, BC, Canada V4B 1G9

        Brent Petterson               4191 St. Pauls Ave.
        Director                      North Vancouver, BC, Canada V7N 1T4

        Roy Brown                     1971 144th Street
        Director                      Surrey, BC, Canada V4A 7M6

    SIXTH:  The address of the initial registered office of the corporation is:
555 E. 10th Avenue, Suite 101, Denver, CO 80203.

    The name and address of its initial registered agent is Raul N. Rodriguez, 555 E. 10th Avenue, Suite 101, Denver, CO 80203.

                                      /s/Raul N. Rodriguez
Signature of the registered agent:  __________________________________________
                                               Raul N. Rodriguez

    SEVENTH: (a) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas ofnolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

              (b) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation: but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

              (c) To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

              (d) Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b)) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable if a quorum of disinterested directors so directs.

              (e) Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section (d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay Such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

              (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

              (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

    EIGHT: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and the same are in furtherance of and not in limitation of the powers, conferred by law:

    No contract or other transaction between this corporation and one or more of its directors, officers, or stockholders or between this corporation and any other corporation, firm or association in which one or more of its officers, directors, or stockholders are officers, directors or stockholders shall be either void or voidable (1) if at a meeting of' the board of directors or committee authorizing or ratifying the contract of transaction there is a quorum of persons not so interested in the contract or other transaction is approved by a majority of such quorum or (2) if the contract or other transaction is ratified at an annual or special meeting of stockholders, or (3) if the contract or other transaction is just and reasonable to the corporation of the time it is made, authorized or ratified.

    NINTH:  The name and address of the incorporator is:

                              Raul N. Rodriguez
                       555 East 10th Avenue, Suite 101
                              Denver, CO 80203


DATED THIS:  22nd DAY of MAY, 2001.
                                            /s/Raul N. Rodriguez
                                            _________________________________
                                            Incorporator and Registered Agent

EXHIBIT 3(ii)

                                    BYLAWS

                                      OF

                           New Pacific Ventures, Inc.

                                  ARTICLE I

                                   Offices

    1. Business Offices. The principal office of the Corporation shall be located at 555 E. 10th Ave. Suit 101, Denver, Colorado 80203, and the Corporation may have one or more offices at such place or places within or without the U. S. continent as the Board of Directors may from time to time determine or as the business of the Corporation may require.

    2. Registered Office. The registered office of the Corporation shall be as set forth in the Articles of Incorporation, unless changed as provided by the Colorado Corporation Code.

                                  ARTICLE II

                            Stockholders' Meetings

    1. Annual Meetings. The annual meetings of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may come before the meeting shall be held within six (6) months after the close of the fiscal year of the Corporation, for the purposes of electing directors, and transacting such other business as may properly come before the meeting.

    2. Special Meetings. Special meetings of stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called at any time by the President or by the Board of Directors and shall be called by the President or Secretary upon the request (which shall state the purpose or purposes therefor) of a majority of the Board of Directors or of the holders of not less than ten per cent (10%) of the number of shares of outstanding stock of the Corporation entitled to vote at the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice.

    3. Place of Meetings. Meetings of stockholders shall be held at such place or places as may be designated from time to time by the Board of Directors.

    4. Notice of Meetings. Except as otherwise provided by statute, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days prior thereto to each shareholder entitled to vote there at by delivering written or printed notice thereof to such shareholder personally or by depositing the same in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the stock transfer books of the Corporation; provided, however, that if the authorized hares of the Corporation are proposed to be increased, at least thirty (30) days notice in like manner shall be given. The notice of all meetings shall state the place, day and hour thereof. The notice of a special meeting shall, in addition, state the purposes thereof.

    (a) Notice of any meeting need not be given to any person who may become a stockholder of record after the mailing of such notice and prior to the meeting, or to any stockholder who attends such meeting, in person or by proxy, or signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of stockholders need not be given, unless otherwise required by statute.

    5. Voting List. At least ten (10) days before every meeting of stockholders, a complete list of the shareholders entitled to vote there at or any adjournment thereof, arranged in alphabetical order, showing the address of each shareholder and the number of shares registered in the name of each, shall be prepared by the officer or agent of the Corporation who has charge of the stock transfer books of the Corporation. Such list shall be open at the principal office of the Corporation to the inspection of any shareholder during usual business hours for a period of at least ten (10) days prior to such meeting. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof and subject to the inspection of any shareholder who may be present.

    6. Organization. The President or Vice President shall call meetings of stockholders to order and act as Chairman of such meetings. In the absence of said officers, any shareholder entitled to vote thereat, or any proxy of any such shareholder, may call the meetings to order and a Chairman shall be elected by a majority of the stockholders entitled to vote thereat. In the absence of the Secretary and Assistant Secretary of the Corporation, any person appointed by the Chairman shall act as secretary of such meetings.

    7. Agenda and Procedure. The Board of Directors shall have the responsibility of establishing an agenda for each meeting of stockholders, subject to the rights of stockholders to raise matters for consideration which may otherwise properly be brought before the meeting although not included within the agenda. The Chairman shall be charged with the orderly conduct of all meetings of stockholders; provided, however, that in the event of any difference in opinion with respect to the proper course of action which cannot be resolved by reference to statute, the Articles of Incorporation or these Bylaws, Robert's Rule of Order (as last revised) shall govern the disposition of the matter.

    8. Quorum. (a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of stockholders of the Corporation, the presence at the meetings of stockholders of the Corporation, presence at the commencement of such meetings in person or by proxy of stockholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any stockholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

    (b) Despite the absence of a quorum at any annual or special meeting of stockholders, the stockholders, by a majority of the votes cast by the holders of shares entitled to vote thereat, may adjourn the meeting.

    9. Adjournment. When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.
At the adjourned meeting any business may be transacted which might have been transacted at the original meeting.

    10. Voting. (a) Each shareholder shall at every meeting of stockholders, or with respect to corporate action which may be taken without a meeting, be entitled to one vote for each share of stock having voting power held of record by such shareholder on the record date designated therefor pursuant to section
3 of Article XI of these Bylaws (or the record date established pursuant to statute in the absence of such designation); provided that the cumulative system of voting for the election of directors or for any other purpose shall not be allowed.

    (b) Each shareholder so entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may vote or express such consent or dissent in person or may authorize another person or persons to vote or act for him by proxy executed in writing by such shareholder (or by his duly authorized attorney in fact) and delivered to the secretary of the meeting (or if there is no meeting to the Secretary of the Corporation); provided that no such proxy shall be voted or acted upon after eleven (11) months from the date of its execution, unless such proxy expressly provides for a longer period.

    (c) When a quorum is present at any meeting of stockholders, the vote of the holders of a majority of the shares of stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of a statute, or the Articles of Incorporation, or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision on such question.

    11.  Inspectors.  The Chairman of the meeting may at any time appoint one
(1) inspector to serve at a meeting of the stockholders. Such inspectors shall decide upon the qualifications of voters, including the validity of proxies, accept and count the votes for and against the questions presented, report the results of such votes, and subscribe and deliver to the secretary of the meeting a certificate stating the number of shares of stock issued and outstanding and entitled to vote thereon and the number of shares voted for and against the questions presented. The inspectors need not be stockholders of the Corporation, and any director or officer of the Corporation may be an inspector on any question other than a vote for or against his election to any position with the Corporation or on any other question in which he may be directly interested.

                                 ARTICLE III

                              Board of Directors

    1. Election and Tenure. The business and affairs of the Corporation shall be managed by a Board of Directors who shall be elected at the annual meetings of stockholders by plurality vote. Each director shall be elected to serve and to hold office until the next succeeding annual meeting and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.

    2. Number and Qualification. The Board of Directors shall consist of not less than two nor more than nine members, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than two (2), unless all of the outstanding shares of stock are owned beneficially and of record by less than two (2) stockholders, in which event the number of directors shall not be less than the number of stockholders or the minimum permitted by statute.

    3. Organization Meetings. As soon as practicable after each annual election of directors, the Board of Directors shall meet for the purpose of organization, selection of a Chairman of the Board, election of officers and the transaction of any other business.

    4. Regular Meetings. Regular meetings of the Board of Directors shall be held at such time or times as may be determined by the Board of Directors and specified in the notice of such meeting.

    5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the President or Secretary on the written request of any two (2) directors.

    6. Place of Meetings. Any meeting of the Board of Directors may be held at such place or places as shall from time to time be determined by the Board of Directors or fixed by the Chairman of the Board and as shall be designated in the notice of the meeting.

    7. Notice of Meetings. Notice of each meeting of directors, whether organizational, regular or special, shall be given to each director. If such Notice is given either (a) by delivering written or printed Notice to a director personally or (b) by telephone personally to such director, it shall be so given at least two (2) days prior to the meeting. If such Notice is given either (a) by depositing a written or printed Notice in the United States mail, postage prepaid, or (b) by transmitting a cable or telegram or facsimile in all cases directed to such director at his residence or place of business, it shall be so given at least four (4) days prior to the meeting. The Notice of all meetings shall state the place, date and hour thereof, but need not, unless otherwise required by statute, state the purpose or purposes thereof.

    8. Election. Except as may otherwise be provided herein or in the Certificate of Incorporation by way of cumulative voting rights, the members of the Board of Directors of the

Corporation, who need not be stockholders, shall be elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares of stock present in person or by proxy, entitled to vote in the election.

    9. Quorum. A majority of the number of directors fixed by paragraph 2 of this Article III shall constitute a quorum at all meetings of the Board of Directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, other than announcement at the meeting, until a quorum shall be present.

    10. Organization, Agenda and Procedure. The Chairman of the Board or in his absence any director chosen by a majority of the directors present shall act as Chairman of the meetings of the Board of Directors. In the absence of the Secretary and Assistant Secretary, any person appointed by the Chairman shall act as secretary of such meetings. The agenda of and procedure for such meetings shall be as determined by the Board of Directors.

    11. Resignation. Any director of the Corporation may resign at any time by giving written notice of his resignation to the Board of Directors, to the Chairman of the Board, the President, any Vice President or the Secretary of the Corporation. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

    12. Removal. Except as otherwise provided in the Articles of Incorporation or in these Bylaws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of a majority of the issued and outstanding shares of stock entitled to vote for the election of directors of the Corporation given at a special meeting of the stockholders called and held for such purpose. The vacancy in the Board of Directors caused by any such removal may be filled by such stockholders at such meeting or, if the stockholders at such meeting shall fail to fill such vacancy, by the Board of Directors as provided in paragraph 12 of this Article III.

    13. Vacancies. Except as provided in paragraph 11 of this Article III, any vacancy occurring for any reason in the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors. Any directorship to be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or at a special meeting of stockholders called for that purpose. A director elected to fill a vacancy shall be elected for the un-expired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and shall qualify or until his earlier death, resignation or removal. A director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.

    14. Executive Committee. The Board of Directors, by resolution adopted by a majority of the number of directors fixed by paragraph 2 of this Article III, may designate two (2) or more directors to constitute an executive committee, which committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation.

    15. Compensation of Directors. Each director may be allowed such amount per annum or such fixed sum for attendance at each meeting of the Board of Directors or any meeting of an executive committee, or both, as may be from time to time fixed by resolution of the Board of Directors, together with reimbursement for the reasonable and necessary expenses incurred by such director in connection with the performance of his duties. Nothing herein contained shall be construed to preclude any other capacity and receiving proper compensation therefor.

    16. Duties and Powers. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the stockholders.


                                  ARTICLE IV

                    Waiver of Notice and Action by Consent

    1. Waiver of Notice. Whenever any notice whatever is required to be given under the provisions of a statute or of the Articles of Incorporation, or by these Bylaws, a waiver thereof either in writing signed by the person entitled to said notice (or such person's agent or attorney in fact thereunto authorized) or by telegraph, cable, facsimile or any other available method, whether before, at or after the time stated therein, or the appearance of such person or persons at such meeting in person or by proxy (except for the sole purpose of challenging the propriety of the meeting), shall be deemed equivalent to such notice.

    2. Action Without a Meeting. Any action required or which may be taken at a meeting of the directors, stockholders or members of any executive committee of the Corporation, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, stockholders, or members of the executive committee, as the case may be, entitled to vote with respect to the subject matter thereof.


                                 ARTICLE V

                                 Officers

    1. Election and Tenure. The Board of Directors annually shall elect a President, a Secretary, and a Treasurer. The Board of Directors may also elect or appoint such Vice Presidents, other officers and assistant officers as may be determined by the Board of Directors.

The Board of Directors may delegate to any such officer the power to appoint or remove subordinate officers, agents, or employees. Any two or more offices may be held by the same person, except the offices of President and Secretary. Each officer so elected or appointed shall continue in office until his successor shall be elected or appointed and shall qualify, or until his successor shall be elected or appointed and shall qualify, or until his earlier death, resignation or removal.

    2. Resignation, Removal and Vacancies. Any officer may resign at any time by giving written notice thereof to the Board of Directors or to the President. Such resignation shall take effect on the date specified therein and no acceptance of the same shall be necessary to render the same effective. Any officer may at any time be removed the by the affirmative vote of a majority of the number of directors specified in section 2 of Article III of these Bylaws, or by an executive committee thereunto duly authorized. If any office becomes vacant for any reason, the vacancy may be filled by the Board of Directors. An Officer appointed to fill a vacancy shall be appointed for the un-expired term of his predecessor in office and shall continue in office until his successor shall be elected or appointed and shall qualify, or until his earlier death, resignation or removal.

    3. President. The President shall be the chief executive officer of the Corporation. He shall preside at all meetings of the stockholders and shall have general and active management of the business of the Corporation. He shall see that all orders and resolutions of the Board of Directors are carried into effect and in general shall perform all duties as may from time to time be assigned to him by the Board of Directors.

    4. Vice President. The Vice President shall perform such duties and possess such powers as from time to time may be assigned to them by the Board of Directors or by the President. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election or appointment) shall perform the duties of the President and when so performing shall have all the powers of and be subject to all the restrictions upon the President.

    5. Secretary. The Secretary shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors or the President. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of Secretary, including without limitation the duty and power to give notice of all Meetings of Stockholders and the Board of Directors, to attend such meetings and keep a record of the proceedings, and to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents, the execution of which on behalf of the Corporation is authorized by these Bylaws or by the action of the Board of Directors.

    6. Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors or the President. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of Treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, disburse such funds as ordered by the Board of Directors, making proper accounts thereof, and shall render as required by the Board of Directors statements of all such transactions as Treasurer and of the financial condition of the Corporation.

    7. Assistant Secretaries. The Assistant Secretaries shall perform such duties and possess such powers as from time to time shall be assigned to them by the Board of Directors, the President or the Secretary. In the absence, inability or refusal to act of the Secretary, the Assistant Secretaries in the order determined by the Board of Directors shall perform the duties and exercise the powers of the Secretary.

    8. Assistant Treasurers. The Assistant Treasurers shall perform such duties and possess such powers as from time to time shall be assigned to them by the Board of Directors, the President, or the Treasurer. In the absence, inability or refusal to act of the Treasurer, the Assistant Treasurers, in the order determined by the Board of Directors, shall perform the duties and exercise the powers of the Treasurer.

    9. Bond of Officers. The Board of Directors may require any officer to give the Corporation a bond in such sum, and with such surety or sureties, as shall be satisfactory to the Board of Directors for such terms and conditions as the Board of Directors may specify, including without limitation, for the faithful performance of his duties and for the restoration to the Corporation of all property in his possession or under his belonging to the Corporation.

    10. Salaries. Officers of the Corporation shall be entitled to such salaries, emoluments, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.


                                  ARTICLE VI

                               Indemnification

    1. Third Party Actions. The corporation shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    2. Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

    3. Extent of Indemnification. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections
1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    4.  Determination.  Any indemnification under sections 1 and 2 of this
Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections 1 and 2 of this Article VI. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suitor proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

    5. Payment in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in Section 4 of this Article VI upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

    6. Insurance. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability hereunder or otherwise.

    7. Other coverage. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors, the Colorado Corporation Code, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.


                                  ARTICLE VII

                       Execution of Instruments; Loans;
                 Checks and Endorsements; Deposits; Proxies

    1. Execution of Instruments. The President or any Vice President shall have power to execute and deliver on behalf and in the name of the Corporation any instrument requiring the signature of an officer of the Corporation, except as otherwise provided in these Bylaws or where the execution and delivery thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Unless authorized so to do by these Bylaws or by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the Corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

    2. Loans. No loan shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued, endorsed or accepted in its name, unless authorized by the Board of Directors or a standing committee designated by the Board of Directors so to act. Such authority may be general or confined to specific instances. When so authorized, the officer or officers thereunto authorized may effect loans at any time for the Corporation from any bank or other entity and for such loans may execute and deliver promissory notes or other evidences of indebtedness of the Corporation, and when authorized as aforesaid, as security for the payment of any and all loans (and any obligations incident thereto) of the Corporation, may mortgage, pledge, or otherwise encumber any real or personal property, or any interest therein, at any time owned or held by the Corporation, and to that end may execute and deliver such instruments as may be necessary or proper in the premises.

    3. Checks and Endorsements. All checks, drafts or other orders for the payment of money, obligations, notes or other evidences of indebtedness, bills of lading, warehouse receipts, trade acceptances, and other such instruments shall be signed or endorsed by such officers or agents of the Corporation as shall from time to time be determined by resolution of the Board of Directors, which resolution may provide for the use of facsimile signatures.

    4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the Corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the Board of Directors, which resolution may specify the officers or agents of the Corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the Corporation or its order.

    5. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the President or any Vice President may from time to time appoint one or more agents or attorneys in fact of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation, association or other entity any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other Corporation, association or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other Corporation, association or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.


                                 ARTICLE VIII

                               Shares of Stock

    1. Certificates of Stock. Every holder of stock of the Corporation shall be entitled to have a certificate certifying the number of shares owned by him in the Corporation and designating the class of stock to which such shares belong, which shall otherwise be in such form as is required by law and as the Board of Directors shall prescribe. Each such certificate shall be signed by the President or a Vice President and the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Corporation; provided, however, that where such certificate is signed or countersigned by a transfer agent or registrar (other than the Corporation or any employee of the Corporation) the signatures of such officers of the Corporation may be in facsimile form. In case any officer of the Corporation who shall have signed, or whose facsimile signature shall have been placed on, any certificate shall cease for any reason to be such officer before such certificate shall have been issued or delivered by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation as though the person who signed such certificate, or whose facsimile signature shall have been placed thereon, had not ceased to be such officer of the Corporation.

    2. Record. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the Corporation issued, the number of shares represented by each such certificate, and the date thereof, and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof, and thus a holder of record of such shares of stock, for all purposes as regards the Corporation.

    3. Transfer of Stock. Transfers of shares of the stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized, and on the surrender of the certificate or certificates for such shares properly endorsed.

    4. Transfer Agents and Registrars; Regulations. The Board of Directors may appoint one or more transfer agents or registrars with respect to shares of the stock of the Corporation. The Board of Directors may make rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation.

    5. Lost, Destroyed or Mutilated Certificates. The holder of any certificate representing shares of stock of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate previously issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper to do so.


                                  ARTICLE IX

                                Corporate Seal

    1. Corporate Seal. The corporate seal shall be in such form, as shall be approved by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. The impression of the seal may be made and attested by either the Secretary or an Assistant Secretary for the authentication of contracts or other papers requiring the seal.

                                  ARTICLE X

                                 Fiscal Year

    1. Fiscal Year. The fiscal year of the Corporation shall be such year as shall be established by the Board of Directors.

                                  ARTICLE XI

                         Corporate Books and Records

    1. Corporate Books. The books and records of the Corporation may be kept within or without the State of Colorado at such place or places as may be from time to time designated by the Board of Directors.

    2. Addresses of Stockholders. Each shareholder shall furnish to the Secretary of the Corporation or the Corporation's transfer agent, an address to which notices from the Corporation, including notices of meetings, may be directed and if any shareholder shall fail so to designate such an address, it shall be sufficient for any such notice to be directed to such shareholder at his address last known to the Secretary or transfer agent.

    3. Record Date. In lieu of closing the stock ledger of the Corporation, the Board of Directors may fix, in advance, a date not exceeding sixty (60) days, nor less then ten (10) days, as the record date for the determination of stockholders entitled to receive notice of, or to vote at, any meeting of stockholders, or to consent to any proposal without a meeting, or for the purposes of determining stockholders entitled to receive payment of any dividends or allotment of any rights, or for the purpose of any other action.
If no record date is fixed, the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day preceding the day on which the meeting is held; the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

    4. Audits of Books and Accounts. The corporation's books and accounts shall be audited at such times and by such auditors as shall be specified and designated by resolution of the Board of Directors.


                                  ARTICLE XII

                               Emergency Bylaws

    1. Emergency Bylaws. The Board of Directors may adopt emergency Bylaws in accordance with and pursuant to the provisions therefor from time to time set forth in the Colorado Corporation code.

                                 ARTICLE XIII

                                  Amendments

    1. Amendments. All Bylaws of the Corporation shall be subject to alteration, amendment or repeal, and new Bylaws may be added, by the affirmative vote of a majority of a quorum of the members of the Board of Directors at any regular or special meeting.
________________________________________________________________________________

    The undersigned directors have adopted the foregoing Bylaws as the initial Bylaws of New Pacific Ventures, Inc.


_____________________________
Director-Brent Petterson


_____________________________
Director-Roy Brown


_____________________________
Director-Gerry Jardine

EXHIBIT 4.0

Form of stock certificate

         NOT VALID UNLESS COUNTERSIGNED BY THE TRANSFE AGENT
            INCORPORATED UNDER THE LAWS OF THE STATE OF

                                COLORADO

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE TRANSFER QUALIFIES FOR AN EXEMPTION FROM AN EXEMPTION TO THE REGISTRATION PROVISIONS THEREOF

Number                                                 Shares

__________              New Pacific Ventures, Inc.   ___________

                    AUTHORIZED COMMON STOCK: 100,000,000 SHARES
                          PAR VALUE $.001 each

This Certifies that        ________________________

Is The Record Holder of    ________________________

            Shares of NEW PACIFIC VENTURES, INC. Common Stock transferable on the books of the Corporation or by duly authorized attorney upon surrender of this Certificate propertly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

     Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:________________

/s/____________________                    /s/____________________
    Secretary Treasurer         Seal            President

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT     Countersigned
                                                      & Registered
                                             The Nevada Agency and
                                                     Trust Company

Exhibit 10.1

                      MINERAL PROPERTY OPTION AGREEMENT


     THIS AGREEMENT dated for reference the 23rd day of September, 2002.


BETWEEN:

     ANDREW MOLNAR (DBA Cadre Capital Inc.), having an office for
     --------------------------------------
     business at Suite 302-2695 Granville Street, Vancouver, British
     Columbia,;

     ("Molnar")

                                                              OF THE FIRST PART

AND:

     NEW PACIFIC VENTURES CORP., a body corporate, duly incorporated
     --------------------------
     under the laws of the State of Colorado, United States and having an office for business at Suite 101-555 East 10th Avenue, Denver, Colorado, USA, 80203;

     ("New Pacific")

                                                             OF THE SECOND PART



WHEREAS:

A. Molnar is the registered and beneficial owner of six (6) claims located near Lac La Hache, in the Province of British Columbia and known as the Riley claims, which claims are more particularly described in Schedule "A" attached hereto which forms a material part hereof (the "Property");

B. Molnar has agreed to grant to New Pacific the right, privilege and option to explore the Property together with the right, privilege and option to purchase an undivided 100% interest in the Property upon the terms and conditions hereinafter set forth;

    NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and provisos herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:


1.  MOLNAR'S REPRESENTATIONS

1.1   Molnar represents and warrants to New Pacific that:

      (a) Molnar is the registered and beneficial owner of the Property and holds the right to explore and develop the Property;

      (b) Molnar holds the Property free and clear of all liens, charges and claims of others, and the Molnar has a free and unimpeded right of access to the Property and has use of the Property surface for the herein purposes;

      (c) The claims set out in Schedule "A" have been duly and validly located and recorded in a good and miner-like manner pursuant to the laws of British Columbia and are in good standing in British Columbia as of the date of this Agreement and expire on June 6, 2003;

      (d) There are no adverse claims or challenges against or to Molnar's ownership of or title to any of the Property nor to the knowledge of Molnar is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof;

      (e) Molnar has the full right, authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of any indenture, agreement or other instrument whatsoever to which Molnar is a party or by which it is bound or to which it is subject;

      (f) The terms of this Agreement have been authorized by all necessary corporate acts and deeds of Molnar in order to give effect to the terms hereof; and

      (g) No proceedings are pending for, and Molnar is unaware of any basis for, the institution of any proceedings which could lead to the placing of Molnar in bankruptcy, or in any position similar to bankruptcy.

1.2 The representations and warranties of Molnar set out in subsection 1.1 above form a part of this Agreement and are conditions upon which New Pacific has relied in entering into this Agreement and shall survive the acquisition of any interest in the Property by New Pacific.

1.3 Molnar will indemnify New Pacific from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by Molnar and contained in this Agreement.

1.4 Molnar acknowledges and agrees that New Pacific has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement and that no information which is now known or which may hereafter become known to New Pacific shall limit or extinguish the right to indemnity hereunder, and, in addition to any other remedies it may pursue, New Pacific may deduct the amount of any such loss or damage from any amounts payable by it to Molnar hereunder.


2.    NEW PACIFIC'S REPRESENTATIONS

      New Pacific warrants and represents to Molnar that it is a body corporate, duly incorporated under the laws of the State of Colorado, United States with full power and absolute capacity to enter into this Agreement and that the terms of this Agreement have been authorized by all necessary corporate acts and deeds in order to give effect to the terms hereof.

3.    GRANT OF OPTION

      Molnar hereby gives and grants to New Pacific the exclusive right and option to acquire a 100% undivided right, title and interest in and to the Property (the "Option"), subject to a 2% net smelter returns royalty reserved in favour of Molnar, by performing the acts and deeds and paying the sums provided for in section 4.

4.    CONSIDERATION FOR THE GRANT OF OPTION

4.1 In order to keep the Option granted to New Pacific in respect of the Property in good standing and in force and effect, New Pacific shall be obligated to:

      Cash Payments
      _____________

(a)   Pay to Molnar $30,000 in the following manner:

      (i)   $5,000 upon execution of this Agreement;

      (ii)  $5,000 on or before June 6, 2004;

      (iii) $10,000 on or before June 6, 2005; and

      (iv)  $10,000 on or before June 6, 2006.

      Work Commitments
      ________________

(c) Incur exploration or development expenditures totalling $30,000 on the Property as follows:

      (i)   At least $2,500 in expenditures on or before June 6, 2003;

      (ii) A cumulative total of at least $5,000 in expenditures on or before June 6, 2004;

      (iii) A cumulative total of at least $10,000 in expenditures on or before June 6, 2005; and

      (iv) A cumulative total of at least $12,500 in expenditures on or before June 6, 2006.

5.    COVENANTS OF MOLNAR

5.1 Molnar shall perform all work commitments on the Property as requested by New Pacific in a miner-like manner and shall comply with all laws, regulations and permitting requirements of Canada and the Province of British Columbia including compliance with all:

      (a)   environmental statutes, guidelines and regulations; and

      (b)   work permit conditions, including for lakes and streams.

5.2 Any liability due to damage from violations of the applicable regulations which result from any actions of Molnar shall be the sole responsibility of Molnar.

5.3 During the term of this Agreement and so long as title to the Property is registered in the name of Molnar, Molnar covenants to promptly provide New Pacific with any and all notices, assessments, defaults, demands or claims received by Molnar with respect to the Property.

5.4 At Closing, Molnar shall deliver to an escrow agent mutually agreed upon between the parties and in a form acceptable to New Pacific and its counsel a transfer to New Pacific of an undivided 100% interest in and to the Property in registerable form. Molnar shall provide the escrow agent with irrevocable instructions to release the transfer to New Pacific upon New Pacific earning and exercising the Option.

6.    RIGHT TO ABANDON PROPERTY INTERESTS

      Should New Pacific, in its sole discretion, determine that any part of the Property no longer warrants further exploration and development, then New Pacific may abandon such interest or interests without affecting its rights or obligations under this Agreement by providing Molnar with 30 days notice of its intention to do so. Upon receipt of such notice by Molnar and expiry of the 30 day period, such interests shall cease to be part of the Property for the purposes of this Agreement except to the extent of any liabilities arising as a result of work carried out or actions taken upon such part of the Property by New Pacific.

7.    TERMINATION OF OPTION

7.1 Subject to subsection 7.2, the Option shall terminate if New Pacific fails to make the required cash payments, and fails to complete the minimum cumulative expenditures in accordance with subsection 4.1 herein within the time periods specified therein.

7.2 If New Pacific shall be in default of any requirement set forth in subsection 4.1 herein, Molnar shall give written notice to New Pacific specifying the default and New Pacific shall not lose any rights granted under this Agreement, unless within 60 days after the giving of notice of default by Molnar, New Pacific has failed to cure the default by the appropriate performance.

7.3 If the Option is terminated in accordance with subsections 7.1 and 7.2 herein, New Pacific shall have no interest in or to the Property, and all expenditures and payments made by New Pacific to or on behalf of Molnar under this Agreement shall be non-refundable by Molnar to New Pacific for which New Pacific shall have no recourse and New Pacific shall release the Option of the Property back to Molnar free and clear of any and all liens, charges, hypothecs, encumbrances and royalties.

7.4 At any time prior to New Pacific exercising its Option hereunder and acquiring a 100% undivided interest in and to the Property, New Pacific shall have the right to terminate this Agreement by giving written notice (the "Notice") to Molnar of such termination. Upon receipt of Notice by Molnar this Agreement shall terminate and New Pacific shall be under no further obligation or liability pursuant to this Agreement except that if the termination is within six months of the expiry of the Property, New Pacific shall be obligated to pay to Molnar the sum of $2,500.

8.    ACQUISITION OF INTEREST IN THE PROPERTY

      At such time as New Pacific has made all of the required cash payments, share issuances and work commitments in accordance with subsection 4.1 herein, within the time periods specified therein, then the Option shall be deemed to have been exercised by New Pacific, and New Pacific shall have thereby, without any further act, acquired an undivided 100% interest in and to the Property.

9.    RIGHT OF ENTRY

      For so long as the Option continues in full force and effect, New Pacific, its employees, agents, permitted assigns and independent contractors shall have the sole and exclusive right and option to:

      (a)   enter upon the Property;

      (b)   have exclusive and quiet possession of the Property;

      (c)   incur expenditures;

      (d) bring upon and erect upon the Property such mining facilities as New Pacific may consider advisable; and

      (e) remove from the Property and sell or otherwise dispose of mineral products.

10.   NET SMELTER RETURNS ROYALTY

10.1 For the purposes of this Agreement, "net smelter returns" shall have the meaning set out in Schedule "B" hereto.

10.2 On the date New Pacific commences commercial production on the Property, Molnar shall be entitled to receive and New Pacific shall pay to Molnar a royalty of 2% of net smelter returns (the "Royalty").

10.3 New Pacific may, at any time, purchase Molnar's Royalty for a one-time payment of $1,000,000.

10.4 New Pacific shall be under no obligation whatsoever to place the Property into commercial production and in the event it is placed into commercial production, New Pacific shall have the right, at any time, to curtail or suspend such production as it, in its absolute discretion, may determine.

10.5 Net smelter returns and the payments payable to Molnar hereunder shall be adjusted and paid quarterly, and within 90 days after the end of each fiscal year during which the Property was in commercial production, the records relating to the calculation of net smelter returns during that fiscal year shall be audited and any adjustments shall be made forthwith, and the audited statements shall be delivered to Molnar who shall have 60 days after receipt of such statements to question in writing their accuracy and failing such question, the statements shall be deemed correct.

10.6 Molnar or their representatives duly appointed in writing shall have the right at all reasonable times, upon written request, to inspect those books and financial records of New Pacific which are relevant to the determination of net smelter returns, and, at the expense of Molnar, to make copies thereof.

11.   ADVANCE ROYALTIES

      Commencing on June 6, 2007, and on the anniversary thereof each year until the Property is placed in commercial production, New Pacific shall pay to Molnar the sum of $10,000 in cash, or the equivalent value in free-trading common shares of New Pacific, as an advance against the Royalty to be paid on commercial production occurring. All advance royalties so paid by New Pacific shall be recoverable by New Pacific, together with interest at a rate equal to prime rate (as quoted from time to time by the Canadian Imperial Bank of Commerce, Main Branch, Toronto, Ontario) plus two percent (2%), from ninety percent (90%) of the Royalty payable to Molnar on commercial production occurring from the Property.

12.   OPERATOR

12.1 Upon closing of this Agreement and during the term of this Option, New Pacific will be the operator of the Property pursuant to this Agreement.

12.2 As Operator, New Pacific shall provide to Molnar quarterly statements of activities and expenditures conducted and incurred on the Property, if any. On each anniversary of this Agreement, New Pacific shall provide Molnar with a cumulative annual report of activities and expenditures including:

      (i)   a detailed report of Operations conducted on the Property; and

      (ii) detailed financial statements of expenditures incurred on the Property.

13.   POWER AND AUTHORITY OF THE OPERATOR

            After the execution of this Agreement, the Operator shall have full right, power and authority to do everything necessary or desirable in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine.

14.   REGISTRATION OF PROPERTY INTERESTS

      Upon the request of New Pacific, Molnar shall assist New Pacific to record this Agreement with the appropriate mining recorder and, when required, Molnar shall further provide New Pacific with such recordable documents as New Pacific and its counsel shall require to record its due interest in respect of the Property.

15.   CLOSING

      Closing under this Agreement shall occur at a time and place to be mutually agreed upon between the parties on a date within ten (10) days following receipt by New Pacific of regulatory approval, should any approval be required, otherwise on signing.

16.   FURTHER ASSURANCES

      The parties hereto agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

17.   FORCE MAJEURE

      If New Pacific is prevented from or delayed in complying with any provisions of this Agreement by reasons of strikes, labour disputes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of New Pacific, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay, and New Pacific, insofar as is possible, shall promptly give written notice to Molnar of the particulars of the reasons for any prevention or delay under this section, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to Molnar as soon as such cause ceases to exist.

18.   CONFIDENTIAL INFORMATION

      No information furnished by New Pacific to Molnar hereunder in respect of the activities carried out on the Property by New Pacific, or related to the sale of mineral products derived from the Property, shall be published by Molnar without the prior written consent of New Pacific, but such consent in respect of the reporting of factual data shall not be unreasonably withheld.

19.   ENTIRE AGREEMENT

      This Agreement constitutes the entire agreement to date between the parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties hereto with respect to the subject matter of this Agreement.

20.   NOTICE

20.1 Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, or if mailed by registered mail in Canada, in the case of Molnar addressed as follows:

    Andrew Molnar
    Suite 302-2695 Granville Street, Vancouver, British Columbia, Canada


and in the case of New Pacific addressed as follows:

    New Pacific Ventures Corp.
    604-750 West Pender Street,
    Vancouver, BC
    V6C 2T7 Canada

    Attention: Mr. Roy Brown


and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, or if mailed, on the second business day after the date of mailing thereof.

20.2 Either party hereto may from time to time by notice in writing change its address for the purpose of this section.

21    OPTION ONLY

      Until the Option is exercised, this is an option only and except as specifically provided otherwise, nothing herein contained shall be construed as obligating New Pacific to do any acts or make any payments hereunder and any acts or payments made hereunder shall not be construed as obligating New Pacific to do any further acts or make any further payments.

22.   RELATIONSHIP OF PARTIES

      Nothing contained in this Agreement shall, except to the extent specifically authorized hereunder, be deemed to constitute either party hereto a partner, agent or legal representative of the other party.

23.   TIME OF ESSENCE

      Time shall be of the essence of this Agreement.

24.   TITLES

            The titles to the respective sections hereof shall not be deemed a part of this Agreement but shall be regarded as having been used for convenience only.

25.   CURRENCY

      All funds referred to under the terms of this Agreement shall be funds designated in the lawful currency of Canada.

26.   SEVERABILITY

      In the event that any of the sections, subsection or paragraphs contained in this Agreement, or any portion of thereof, is unenforceable or is declared invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining terms or portions thereof contained in this Agreement and such unenforceable or invalid section, subsection or paragraph, or portion thereof, shall be severable from the remainder of the Agreement.

27.   APPLICABLE LAW

      This Agreement shall be governed by, and the parties hereto hereby agree to attorn, to the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

28.   ENUREMENT

      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

              [The balance of this page intentionally left blank]

      IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.


ANDREW MOLNAR (DBA Cadre Capital Inc.)
Signed hereunto in the          )
presence of:                    )
                                )         _____________________________
______________________________  )         Andrew Molnar
                                )
______________________________  )




THE CORPORATE SEAL of           )
NEW PACIFIC VENTURES CORP.      )
was hereunto affixed in the     )
presence of:                    )
                                )                                 (c/s)

______________________________  )
                                )
______________________________  )

                                 SCHEDULE "A"
                                 ____________
List of Claims

Cariboo Mining Division, British Columbia
Riley 1-6 claims
Record 393831-393836

                                 SCHEDULE "B"
                                 ____________


                                  DEFINITION
                                  __________



                              NET SMELTER RETURN


Net Smelter Return shall mean the actual proceeds received for the sales of ores, metals or concentrates (other than products used for testing) after the date on which the Property enters into commercial production, after deducting from such proceeds, to the extent that they were not deducted by the purchaser in computing costs: of all charges for smelting and refining or penalties: all costs or charges regarding insurance, transportation, manutention or testing and sampling, (including arbitration analysis) of the product or any part of it ex head frame it in the case of mineral and ex mill or other installations of treatment in the case of concentrates or other products; all marketing costs incurred as to said products, all the Federal or Provincial or Municipal taxes, revenue or royalty related to the sale or to the added value that has been the object of a levy for the vendor or payable by him, all custom taxes, import taxes or all tariffs or mining taxes payable on said products and, all costs and charges that apply (including penalties) spent for re-smelting or refining on demand or similar treatment of ores, minerals and concentrates that are part of the product.